Taro Pharmaceutical Industries Ltd.

July 28, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Taro Pharmaceutical Industries Ltd.
Form 20-F for the Fiscal Year Ended March 31, 2015 Filed July 1, 2015
File No. 001-35463

Dear Mr. Rosenberg:

On behalf of Taro Pharmaceutical Industries Ltd. (“Taro”), please find this letter in response to the written comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 22, 2015, with respect to Taro’s Form 20-F for the Fiscal Year Ended March 31, 2015, filed with the Commission on July 1, 2015.

For your convenience, the Staff’s comments are set forth below in bold, followed by Taro’s response thereto.

Item 5. Operating and Financial Review and Prospects Critical Accounting Policies

Three-year Summary, page 40

Please tell us:

1.	Why provisions recorded for current year sales for “chargebacks” and “rebates” increased in 2015 as compared to 2014.

Taro’s Response

Taro acknowledges the Staff’s comment and respectfully advises the Staff that the increase in the provisions recorded for “chargebacks” and “rebates” in 2015 as compared to 2014 was largely attributable to a shift in our customer purchasing patterns resulting from the creation, during fiscal year 2015, of certain large buying groups. Certain of our retail customers purchased increased volumes through large wholesalers instead of directly from Taro. This shift to indirect sales resulted in a dramatic increase in sales to wholesalers at wholesale acquisition cost (WAC), with the wholesalers then selling at negotiated contract prices lower than WAC, resulting in “chargebacks”. We recorded increased provisions for “rebates” due to contractual terms in agreements with the large buying groups. In addition, the increase in our recorded provisions was attributable to the impact of pricing adjustments during fiscal year 2015. Taro will, in future filings, either disclose this information separately or provide a footnote to the information indicating that such amounts are not material.

2.	Why there are no provisions or reversals of provisions recorded for prior year sales in 2013, 2014 and 2015 for each of the following: “chargebacks,” “rebates and other,” “returns” and “other,” as it seems unusual that there would be no changes in estimates of prior year reserves/liabilities.

Taro’s Response

Taro acknowledges the Staff’s comment and respectfully advises the Staff that Taro has elected to not separate the provisions and/or reversals of provisions recorded for prior year sales specific to “chargebacks,” “rebates and other,” “returns” and “other” because we have determined that the actual amounts for the provisions and reversals were not material. Our previous filings also did not separate these provisions for the same reasons. As noted in response to comment # 1, Taro will either disclose this information separately or indicate that such amounts are not material in its future filings.

As requested, Taro acknowledges that:

•	Taro is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Taro may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 914.345.9001 with any questions or comments you may have.

Very truly yours,

/s/ Michael Kalb
Michael Kalb
Group Vice President, Chief Financial Officer and Chief Accounting Officer

cc:	Rolf Sundwall, Staff Accountant

David Wertheimer, Ziv Haft, Certified Public Accountants (Israel), a BDO member firm

Stephen Manzano, Group Vice President, General Counsel, Secretary and Corporate Compliance

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